UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13292

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

McGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McGRATH RENTCORP

5700 Las Positas Road

Livermore, California 94551-7800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

McGrath RentCorp Employee Stock Ownership and 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2011.

Seattle, Washington

June 4, 2020

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments:
Mutual funds	$48,348,779	$37,264,420
McGrath RentCorp Unitized Stock Fund	18,794,707	12,804,772
Collective investment trusts	10,011,832	8,055,855
Brokerage accounts	2,770,395	2,247,812

Total investments at fair value	79,925,713	60,372,859

Receivables:
Employer contributions	2,157,684	1,995,239
Notes receivable from participants	1,812,475	1,798,167
Dividends and other	90,890	82,903
Total receivables	4,061,049	3,876,309

Total assets	83,986,762	64,249,168

Liabilities
Accrued expenses	11,711	25,318
Other liabilities	1,155	6,807

Total liabilities	12,866	32,125

Net assets available for benefits	$83,973,896	$64,217,043

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions to Net Assets
Contributions:
Participants deferral contributions	$4,323,560
Participants rollover contributions	301,455
Employer contributions	2,157,684

Total contributions	6,782,699
Investment income:
Net appreciation in fair value of investments	14,758,904
Dividends	2,627,516

Total investment income	17,386,420

Interest income on participants loans	82,538

Total additions to net assets	24,251,657

Deductions from Net Assets
Benefits paid to participants	4,407,127
Administrative fees	87,677

Total deductions from net assets	4,494,804

Net increase in net assets available for benefits	19,756,853
Net assets available for benefits, at beginning of year	64,217,043

Net assets available for benefits, at end of year	$83,973,896

The accompanying notes are an integral part of this financial statement.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “KSOP” or “Plan”) provides only general information. Participants should refer to the KSOP agreement for a more complete description of the KSOP’s provisions.

General

The KSOP is intended to qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code (the “Code”), a stock bonus plan under Section 401(a) of the Code and a cash or deferred plan under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

McGrath RentCorp (the “Company”) created a trust to hold Plan assets, effective August 1, 2012, and appointed Charles Schwab Bank as the Trustee of that trust. Schwab Retirement Plan Services serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

The Plan documents provide for the ability for the Plan to borrow, with a portion of the Company shares held by the Plan used as collateral. There have been no borrowings in the past and the Company’s Board of Directors currently has no plans to undertake such a transaction.

Significant provisions and amendments to the Plan are summarized in these Notes to Financial Statements.

Administration of the Plan

The KSOP’s assets are held by the Trustee of the KSOP. All contributions are held by the Trustee, which invests cash received, interest and dividend income per the instruction from participants and makes distributions to participants. The Company is designated as the Plan Administrator within the meaning of ERISA.

Eligibility

All employees of the Company and any affiliate which had adopted the KSOP who are 21 years or older and have at least three months of eligibility service for elective deferral contribution are eligible to participate in the KSOP except:

•

those included in a unit of employees covered by a collective bargaining agreement, if retirement benefits are subject of a good faith bargaining agreement, and if the collective bargaining agreement does not provide for participation in the Plan,

•	any leased employee and,

•	any employee who is a non-resident alien who receives no earned income which constitutes income from services provided in the United States.

Effective July 1, 2019, the eligibility service period was changed to two months.

Contributions

Eligible employees may elect to defer a percentage of his or her compensation, not to exceed the statutory limit. Employees who have completed a minimum of 1,000 hours and one year of service to the Company are also entitled to a Safe Harbor matching contribution, as defined in the Code, from the Company equal to 100% of the employee’s deferral into the KSOP, up to a maximum of 4% of the employee’s eligible compensation. The Company directs 50% of the Safe Harbor Match per participants investment instructions and 50% to the MGRC Unitized Stock Fund with the option to transfer such amounts as the participant wishes after it is contributed. The Company may also make additional discretionary contributions, which, if made, are allocated based on the units held by each eligible participant. For this purpose, a participant is considered to have one unit for each $1,000 of compensation during the plan year plus two units for each year of service. Highly compensated employees do not receive unit credit for any years of service. Trust income or loss is allocated based on the respective account balances of participants. There were no discretionary contributions to the plan in 2019 and 2018.

Participant Accounts

The KSOP is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participants elective 401(k) contribution, an allocation of the Company’s contribution, earnings or losses related to the net assets in their accounts, and an allocation of forfeitures of terminated participants’ unvested accounts.

Vesting

A participant receives one year of credited service for vesting purposes at the end of each Plan year in which he or she completes 1,000 hours of service, starting with their first hour of employment, and regardless of whether or not he or she completes twelve months of service during the first year. A participant’s account balance is 100 percent vested upon death, disability, or normal retirement (age 65). A participant is always fully (100 percent) vested in his or her salary reduction contributions, employer Safe Harbor matching contributions, and rollover contributions, plus actual earnings thereon. In the event the Company elects to make a discretionary non-elective contribution, the participant vests in his or her contributions over a six year graded vesting schedule as follows:

Years of Credited Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 or more years	100%

The vesting schedule will be accelerated and the Company’s contributions and KSOP allocations will be modified if the KSOP becomes a “top heavy plan” under the Code.

Forfeitures

Any forfeited KSOP benefits are allocated in the same manner as the Company’s contributions among the accounts of participants who remain employed throughout the year and have worked a minimum number of hours or whose employment has terminated due to death, disability or normal retirement during that year.

Forfeitures of common stock and cash with a value of $972 and $4,454 were reallocated to participants in the year ended December 31, 2019 and 2018, respectively. The balance of unallocated forfeitures at December 31, 2019 and 2018 was $9,277 and $9,461, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms generally range from one to five years, but can be up to 15 years for the purchase of a principal residence. Loans are issued at a fixed interest rate, which is the prevailing rate for a similar loan at the time of issuance. A participant may not have more than three loans outstanding at any time. The loans are secured by the balance in the participant’s account. A participant’s account is charged monthly interest on each outstanding loan balance. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, all loans will immediately become payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be recorded as a distribution against the participant’s vested account balance.

Payment of Benefits

In the event of a termination of service due to death, disability or retirement, benefits become payable. Benefits are normally paid in the form of a periodic distribution or, if the participant so elects, in a lump sum. For account balances below $5,000, a lump sum may be paid out without regard to the participant’s election. Distributions are made in cash or, if the participant elects, in the form of Company common stock.

The Company has determined that cash dividends paid by the Company on shares of the Company’s Common Stock held by the KSOP’s McGrath RentCorp Unitized Stock Fund (the “Unitized Stock Fund”) are to be paid out to the participants. The Company has the right to revoke this decision at any time. Benefits paid to participants during 2019 were $4,407,127, which included $159,691 of cash dividends paid by the Company on such common stock.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account through his or her holdings in the Unitized Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote any unallocated shares held by the KSOP and any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

Plan Termination

Although the KSOP is intended to be permanent in nature, the Company may terminate the KSOP at its discretion, subject to the provisions of ERISA. If the KSOP is terminated, participants will become fully vested in their accounts.

Diversification

Each participant is permitted to direct any contributions made to their account be invested in investment options available under the Plan. Participants are not subject to any restrictions, holding periods or otherwise, when moving assets.

Put Option

For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the KSOP are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment and administrative costs charged by the Trustee totaling $87,677 for 2019 were paid from participant’s accounts. The Company pays all other administrative costs for the Plan.

NOTE 3 – IMPLEMENTED ACCOUNTING PRONOUNCEMENT

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modified the disclosure requirements on fair value measurement which includes among other changes eliminating the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, eliminating the requirement to disclose the policy for timing of transfers between levels, and added a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period. The Plan adopted this guidance in the first quarter of 2019. As this guidance only impacts disclosures related to fair value measurement, the adoption did not impact the statements presented in this report.

NOTE 4 – CONCENTRATION OF RISK

The fair value of individual investments that represents 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2019	2018
McGrath RentCorp Unitized Stock Fund	$18,794,707	$12,804,772

NOTE 5 – FAIR VALUE MEASUREMENT

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value and establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the KSOP has the ability to access.

Level 2

Inputs to the valuation methodology include:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in inactive markets;

•  Inputs other than quoted prices that are observable for the asset or liability;

•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2019 and 2018.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are actively traded.

McGrath RentCorp Unitized Stock Fund (“Fund”)

The Fund consists of the Company’s common stock and short-term cash which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated on a periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Collective Investment Trusts

The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554 (the “Contract” or “Metlife”) is a common collective trust. (“CCT”). The Plan also has investments in CCTs managed by Northern Trust. A CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions.

The CCTs are valued at the NAV as provided by the administrators of the fund. The NAV is used as the practical expedient to estimate fair value. The NAV is based on the value of the underlying assets of the fund, less liabilities, and then divided by the number of units outstanding.

Brokerage Account

A participant-directed brokerage account allows an investor to buy or sell investments such as stocks, bonds, and mutual funds. The fair value of the brokerage account is the aggregation of the fair value of the underlying assets, all of which are actively traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

Assets at fair value as of December 31, 2019:

		Fair Value Measurement Unit
	Fair value 12/31/2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$48,348,779	$48,348,779	$—	$—
McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	18,518,292	18,518,292	—	—
Money Market Fund	276,415	—	276,415	—
Brokerage accounts	2,770,395	2,770,395	—	—

Total assets held in fair value hierarchy	69,913,881	$69,637,466	$276,415	$—

Collective investment trusts at NAV	10,011,832

Total	$79,925,713

Assets at fair value as of December 31, 2018:

		Fair Value Measurement Unit
	Fair value 12/31/2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$37,264,420	$37,264,420	$—	$—
McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	12,516,674	12,516,674	—	—
Money Market Fund	288,098	—	288,098	—
Brokerage accounts	2,247,812	2,247,812	—	—

Total assets held in fair value hierarchy	52,317,004	$52,028,906	$288,098	$—

Collective investment trusts at NAV	8,055,855

Total	$60,372,859

The following table presents the Plan’s investments with a reported NAV at December 31, 2019 and 2018:

	2019	2018
Collective investment trust:
Metlife
Fair value	$3,531,392	$3,107,918
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	60 Day	60 Day
Northern Trust
Fair value	$6,480,440	4,947,937
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily

MetLife Collective Investment Trust, through its investment in the group annuity contract and other investments, simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and portfolio of financial instruments that are owned by the issuer.

Northern Trust S&P 500 Index Fund is maintained with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard & Poor’s 500 Composite Stock Price Index.

Northern Trust Aggregate Bond Index Fund is maintained with objective of providing investment results that approximate the overall performance of the Barclay’s U.S. Aggregate Bond Index.

Northern Trust All Country World ex-US Investable Market Index Fund is maintained with the objective of providing investment results that approximate the overall performance of the MSCI ACWI ex-US investable Market Index.

Northern Trust Extended Equity Market Index Fund is maintained with objective of providing investment results that approximate the overall performance of the common stocks included in Dow Jones U.S. Completion ex-LP Total Stock Market Index.

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated July 15, 2014, that the Plan is qualified, and the trust established under the KSOP is tax-exempt, under the appropriate sections of the Code. Although subsequently amended, the Plan retains its qualifications.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and state taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan tax returns generally remain open for IRS audit for a period of three years from filing date.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

The Fund includes shares of common stock issued by the Company. During the year ended December 31, 2019, the Plan made purchases of $2,185,095 and sales of $2,374,857 of McGrath RentCorp common stock on behalf of KSOP participants.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

Officers or employees of the Company perform certain administrative functions for the KSOP. No officer or employee receives compensation from the Plan.

NOTE 8 – SUBSEQUENT EVENTS

The Plan has evaluated all events or transactions that occurred through June 4, 2020, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure (except as follows) in the accompanying financial statements and related notes.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

SUPPLEMENTAL SCHEDULES

MCGRATH RENTCORP, INC. 401(k) PLAN

Plan Sponsor EIN 94-2579843

Plan Number 001

Schedule H, line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2019

(a)	(b)	(c)	(d)	(e)
Participant Contributions Transferred Late to Plan (Includes Loan Payments)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$281	$—	$281	$—	$—

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

EIN 94-2579843

Plan Number 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	McGrath RentCorp Unitized Stock Fund:
	McGrath RentCorp Common Stock	Common 518,371 shares	$18,518,292
	Money Market Fund	Cash	276,415
	Mutual Funds:
	Eagle Asset Management	Carillon Eagle Small Cap Growth	608,965
	Europacific Growth Fund	International Growth – Class R6 Shares	1,085,321
	Harbor Funds	Harbor Capital Appreciation	4,159,764
	Hartford Funds	Hartford International Fund	1,609,435
	JP Morgan Fleming Mutual Fund Group	JP Morgan Midcap Value Institutional	1,032,966
	Mass Mutual	Mass Mutual Select Mid Cap	846,185
	MetWest Fund	Metropolitan West Total Return	3,035,872
	MFS Series Trust Fund	MFS Value Fund – Class R4 Shares	4,475,501
	T Rowe Price	T Rowe Price Retirement Fund 2005	183,479
	T Rowe Price	T Rowe Price Retirement Fund 2010	190,042
	T Rowe Price	T Rowe Price Retirement Fund 2015	885,402
	T Rowe Price	T Rowe Price Retirement Fund 2020	2,766,851
	T Rowe Price	T Rowe Price Retirement Fund 2025	6,311,644
	T Rowe Price	T Rowe Price Retirement Fund 2030	6,015,021
	T Rowe Price	T Rowe Price Retirement Fund 2035	4,648,435
	T Rowe Price	T Rowe Price Retirement Fund 2040	4,139,483
	T Rowe Price	T Rowe Price Retirement Fund 2045	1,429,041
	T Rowe Price	T Rowe Price Retirement Fund 2050	557,670
	T Rowe Price	T Rowe Price Retirement Fund 2055	142,373
	T Rowe Price	T Rowe Price Retirement Fund 2060	32,077
	T Rowe Price	T Rowe Price Retirement Balanced	321,452
	Vanguard	Vanguard Mid Cap Index Admiral	1,593,872
	Vanguard	Vanguard Small Cap Index Admiral	1,435,166
	Victory Capital Management	Victory Small Co Opportunity	842,762
	Collective Investment Trusts:
	Metlife	Metlife Group Annuity Contract	3,531,392
	Northern Trust	Aggregate Bond Index	551,647
	Northern Trust	All Country World Ex-US Market	633,627
	Northern Trust	Extended Equity Index	121,783
	Northern Trust	S&P 500 Index	5,173,383
	Brokerage Accounts:
	Self-Directed Brokerage Accounts	Various investments including common stocks, mutual funds, money market funds and unit investment trusts	2,770,395
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 9.50% per annum with terms of up to 15 years.	1,812,475

		Total	$81,738,188

*	A party-in-interest as defined by ERISA

Column (d), Cost, has been omitted as all investments are participant directed.

Exhibit Number	Exhibit Title

11	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 4, 2020	MCGRATH RENTCORP
EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

	By:	/s/ Kay Dashner
Kay Dashner
Vice President, Human Resources and Plan Administrator